UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NPS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    62936P103
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 14, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

CUSIP NO. 62936P103                                           PAGE 2 OF 8 PAGES

031011.0004 WEST  5933271 v1
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      3,289,016
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       3,289,016
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,289,016

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            7.14%

14       Type of Reporting Person (See Instructions)

                                     OO, IA

CUSIP NO. 62936P103                                           PAGE 3 OF 8 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  George Soros (in the capacity described herin)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [X]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      3,289,016
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       3,289,016
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,289,016

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            7.14%

14       Type of Reporting Person (See Instructions)

                                            IA

CUSIP NO. 62936P103                                           PAGE 4 OF 8 PAGES


This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of NPS Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated May 17, 2006 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC") and George Soros, a United States citizen.

     The Shares which are the subject of this Statement are held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

     Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the account of Quantum Partners.

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. Mr. Soros intends to appeal this decision to the European Court of Justice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 46,090,509 on May 1, 2006. Each of SFM LLC and Mr. Soros may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 3,289,016 Shares held for the account of Quantum Partners. Such shares represent approximately 7.14% of the issued and outstanding Shares.

     (b)(i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 3,289,016 Shares held for the account of Quantum Partners.

     (ii) Mr. Soros, by virtue of his position with SFM LLC, may be deemed to have the sole power to direct the voting and disposition of the 3,289,016 Shares held for the account of Quantum Partners.

     (c) The trading dates, number of shares purchased and price per share for all transactions by the Reporting Persons since May 30, 2006 (the date of the last filing on Schedule 13D) are set forth in Exhibit B attached hereto. All such transactions were over-the-counter purchases for the account of Quantum Partners.

CUSIP NO. 62936P103                                           PAGE 5 OF 8 PAGES


     (d) The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

     (e) Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit B - List of transactions in Issuer's common stock since May 30, 2006 (the date of the last filing on Schedule 13D).

CUSIP NO. 62936P103                                           PAGE 6 OF 8 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  June 21, 2006             SOROS FUND MANAGEMENT LLC


                                 By:      /s/ Jay Schoenfarber
                                          --------------------------------------
                                 Name:    Jay Schoenfarber
                                 Title:   Assistant General Counsel


Date:  June 21, 2006             GEORGE SOROS


                                 By:      /s/ Jay Schoenfarber
                                          --------------------------------------
                                 Name:    Jay Schoenfarber
                                 Title:   Attorney-in-Fact

CUSIP NO. 62936P103                                           PAGE 7 OF 8 PAGES

                                  EXHIBIT INDEX

                                                                                                        PAGE NO.


B.        Schedule of transactions effected since May 30, 2006 (the date of the last filing on
          Schedule 13D)..............................................................................        8




CUSIP NO. 62936P103                                           PAGE 8 OF 8 PAGES

                                                     EXHIBIT B

                         RECENT TRANSACTION IN THE SECURITIES OF NPS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------------------------------------------------
                                  DATE OF         NUMBER OF                 AGGREGATE PRICE                 NATURE OF
     FOR THE ACCOUNT OF          TRANSACTION      SECURITIES        (EXCLUDING BROKERAGE COMMISSIONS)       TRANSACTION
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/8/06            8,700                       $5.62                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/8/06            1,300                        5.63                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/8/06           10,000                        5.60                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/9/06            4,724                         5.6                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/9/06            2,076                        5.61                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/9/06           12,600                       5.6131                         Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/9/06             200                         5.62                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/9/06             400                         5.63                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           4,700                        4.72                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           9,500                        4.731                         Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06          19,841                        4.76                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           4,750                        4.77                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           9,700                         4.8                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06          10,450                        4.84                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06            100                         4.85                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06            379                         4.87                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           3,500                        4.88                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           1,389                        4.89                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           5,000                        4.92                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           8,200                        4.93                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06          22,491                        5.00                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06            200                         5.52                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           2,400                        5.53                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06            700                         5.55                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06            200                         5.56                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06            500                         5.57                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           1,900                        5.58                          Buy
--------------------------------------------------------------------------------------------------------------------------
Quantum Partners LDC               6/12/06           4,100                        5.60                          Buy
--------------------------------------------------------------------------------------------------------------------------

